R3E

Shareholder letter Q3 2023





Strong growing demand for P7

Focused operational efficiencies

First demo vehicles planned to be shipped to customers in December

- Expanded our dealer network, resulting in more than doubling initial order book value to $43 million[1] in the last three months
- 28% decrease year-over-year in net loss
- Ended Q3 2023 with liquidity of $101 million comprised of $86 million cash, cash equivalents and short-term investments, and a $15 million credit facility
- Secured working capital investment of $8 million led by the company's largest institutional investor subsequent to quarter end
- Signed a multi-year autonomy program and shipped a P7-C prototype to a leading aerospace corporation
- First demo vehicles planned to be shipped to customers by Christmas

[1] The Company's order book is determined by management based on purchase orders received by the Company. The number of P7 units included in the order book as of Novemmber 30, includes 297 P7 units under firm orders (i.e. binding orders) and the remainder of units ordered that are binding orders with certain additional conditions as set forth in the order. The dollar value of the order book is determined based on the pricing of each unit included in the order book. The Company's presentation of the order book should not be construed as a representation by the Company that the units included in its order book will translate into actual sales or revenue.


R∃E

CEO Commentary

We had a very strong third quarter. We continued to carefully expand our Authorized Dealer Network, which resulted in more than doubling our initial order book value with binding orders since late August. The first customer P7-C demo trucks are nearing completion ahead of expected shipment by Christmas and we believe we remain on track to achieve certification in the coming weeks. We continue to strengthen our balance sheet with additional financing to support our working capital needs for the production of the vehicles represented in our order book. I'm very encouraged by the continued confidence and support of our shareholders, resulting in the recently announced capital raise with favorable terms in a very challenging environment. These funds are part of our risk averse plan to secure in advance, the working capital funding required to produce the expected orders of our growing order book.

We continue to see strong demand for our medium duty P7 electric trucks, which is mainly driven by customers' positive feedback around TCO, design and the operational benefits that our unique x-by-wire technology enables. The change in customers' tolerance for higher product maturity favors us, due to their failed past experiences with first market movers. Our Authorized Dealer Network continues to expand in the U.S. and Canada, growing our access to fleets and improving our service footprint.

With the strong growth of our initial order book value, we continue to make steady progress toward the start of production on three fronts according to our production strategy. First, we completed the majority of our capex investment and decreased our year-over-year (YoY) net loss by 28% due in part to the operational efficiencies we implemented around Research and Development (R&D) and Selling, General, and Administrative expenses (SG&A), as we continue to be financially disciplined, and through government grants received. Second, we are working to bring our production tooling online, planned to be operational by the end of 2024 with the aim of enabling us to reach bill of materials (BoM) breakeven on the first scale production batch with EBITDA breakeven a year after. And third, we believe we are scaling up responsibly, building vehicles to order and not for inventory, as we continue to secure the required working capital needed for mass production.

It is inspiring to see team REE around the world working together as one to continue delivering, especially with the recent war in Israel that affects us all, but is not expected to have a material impact on our operations. Our teams in the UK and U.S. are supporting our people in Israel, and we are thankful for the hundreds if not thousands of messages of support we have received from partners, customers, suppliers, shareholders, and even people we have never met or done business with before. In the past three years we have seen a pandemic, challenging market conditions and now war, but today more than ever, we are strong, focused, and committed to deliver no matter what and your support is everything.

Daniel Barel, REE's co-founder and CEO

M&G – REE's largest shareholder, led the recent investment:
"REE has continued to make consistent progress in the execution of its strategic plans. Operational and financial discipline has been impressive. Its aggressive U.S. expansion is now ready for the next phase, namely delivery of product to clients; Its unique technology is a strong fit for a marketplace starved of electrified vehicles that are fit for purpose."
Jeremy Punnett, Portfolio Director, Crossover of M&G.











REE Initial Order Book Value More Than Doubles Since Late August

"Midwest Transit Equipment, a leading provider of school and commercial buses, is excited to enter the truck space with a strong partner like REE. The management team has vast experience in the truck market and is positioned well for strategic growth. MTE is always looking for growth opportunities within expanding markets. The medium duty truck space and electrification make all the sense in the world."

John McKinney, CEO and president of Midwest Transit Equipment

We continue to see strong, growing demand for medium duty commercial electric trucks in North America with full vehicle solutions based on our P7 chassis cab. With bodies including boxes, service bodies, step-in vans and platform bodies, these trucks will be used for applications such as delivery and a broad range of vocational uses. We believe the strong, growing demand for our product is driven by our innovative technology, product offering and maturity, combined with different state and federal incentives around electrification, and increased availability of charging infrastructure.

This strong demand drove our initial order book value to double in the last three months, reaching approximately $43 million, which is comprised of firm orders from both dealers and fleets. We continue to grow our Authorized Dealer Network in North America, adding five dealers since late August, now with a network of 17 dealers, all of whom have placed orders to have vehicle inventory available to their end customers. We believe that these carefully selected dealers will be able to offer superior service and maintenance utilizing their current footprint and our quick swap technology to replace a full REEcorner™ in less than an hour. We are very encouraged by the continuous positive feedback we have received around the maturity level of the P7-C, and the clear advantages of our technology, driver-centric design, operational benefits and TCO.

Recently, we were chosen for a multi-year autonomy program by a leading aerospace corporation that was impressed by our innovative technology. They have provided strong positive feedback based on their successful initial validation testing of our x-by-wire system, particularly its ability to integrate smoothly to autonomous driving with little adjustments. This, along with our readiness to deliver a prototype immediately to support their aggressive timeline, made us the ideal partner and provides solid endorsement of our x-by-wire technology.

North American Dealer Network*



THE TRUCK SHOP
FMI
McCANDLESS TRUCK CENTER
MTE
LYNCH TRUCK CENTER
National Dealer
JIM REED TRUCK SALES
NETS
MONARCH TRUCK CENTER
RY-DEN
TOM'S
XPO
C&M
KIRKMAN
Fleet Direct
MTE
Washington
Oregon
California
Nevada
Idaho
Montana
Wyoming
Utah
Colorado
Arizona
New Mexico
North Dakota
South Dakota
Nebraska
Kanas
Oklahoma
Texas
Minnesota
Iowa
Missouri
Arkansas
Louisiana
Wisconsin
Illinois
Michigan
Ohio
Kentucky
Tennessee
Mississippi
Alabama
Georgia
Florida
West Virginia
Virginia
North Carolina
South Carolina
Pennsylvania
New York
Maine
Massachusetts
Rhode Island

- Pritchard EV
- Tom's Truck Center, Inc
- Industrial Power LLC
- New England Truck Sales
- FMI Truck Sales & Service
- The Truck Shop
- Monarch Truck Center
- Ry-Den Truck Center
- Jim Reed's Truck Sales, Inc.
- Fleet Direct Sales
- Specialty Vehicles & Equipment Ltd.
- McCandless Truck Centers
- Lynch Truck Centers
- C&M Motors, Inc.
- Midwest Transit Equipment, LLC
- XPO Auto Sales, Inc.
- Harris Auto Group (BC)

* Dealers are authorized to sell at their PoS and vicinity



P7 Platforms on track for certification with eligibility for US incentives to follow

The certification activities for our P7-C vehicles have continued to progress as planned, as previously shared we have obtained U.S. Environmental Protection Agency (EPA) certification, and we believe we are nearing attainment of FMVSS and CARB certification as well.

Once certification is completed, our P7-C vehicles will become eligible for the U.S. federal tax credit and we plan to initiate eligibility for various state incentives. This will be a huge milestone for REE, as we believe we will be the first to achieve certification on a vehicle controlled by full x-by-wire systems.

As previously mentioned, we are in the advanced stages of selecting and nominating a U.S. contract manufacturer to assemble our P7 lineup in the U.S. By the end of year 2024, we believe expect the contract manufacturer will allow us to scale production at a rate of 4-6 trucks per day.

Considering the strong demand for medium duty electric trucks and the current financial market conditions, we believe it is more responsible to build to order as opposed to building for inventory thereby risking high inventory costs and taking on significant financial burdens.

We believe our deliberate and responsible production approach will allow us to reach BoM parity from the first scale production batch followed by EBITDA breakeven in the low- to mid-thousands of vehicles without additional major capex investment.

Electric Commercial Vehicle Incentives*

- **Federal tax credit**[1]
  Up to $40k for Class 4 & 5
- **New York (NYSERDA)** [2]
  Up to $100k for Class 4
  Up to $110k for Class 5
- **New York City (NYCCT)** [3]
  $100k for Class 4
  $110k for Class 5
- **New Jersey (NJ-ZIP)** [4]
  $50k Class 3
  $65k for Class 4
  $75k for Class 5
- **Massachusetts (MOR-EV)** [5]
  $15k for Class 3
  $30k for Class 4
  $45k for Class 5
- **California HVIP** [6]
  Up to $45k for Class 3
  Up to $60k for Class 4 & 5
- **Nevada Clean Truck** [7]
  $50k for Class 3
  $65k for Class 4
  $75k for Class 5

The California Air Resource Board's (CARB) Advanced Clean Truck (ACT) rule is designed to accelerate a large-scale transition of zero-emission medium-and heavy-duty vehicles from 2024 to 2035. The rule has two components, a manufacturer sales requirement for the sale of zero-emission trucks of Class 2b to Class 8 as an increasing percentage of their annual California sales from 2024 to 2035, and in addition their large employers including retailers, manufacturers, brokers and others are required to report information about shipments and shuttle service.

CARB's Advanced Clean Fleets (ACF) regulation is a fleet regulation with a similar objective of accelerating large scale transition to zero-emission medium- and heavy-duty vehicles by defining minimum ZEV requirements for fleet purchases.

1 IRS 45 W https://irc.bloombergtax.com/public/uscode/doc/irc/section_45w
2 New York NYSERDA https://www.nyserda.ny.gov/All-Programs/Truck-Voucher-Program
3 New York City Clean Trucks https://www.nycctp.com/available-funding/
4 New Jersey ZIP https://www.njeda.gov/njzip/
5 Massachusetts Mor-EV https://mor-ev.org/trucks-3-8
6 California HVIP https://californiahvip.org/; the website provides information about incentives applicable to specific models
7 Nevada Clean Truck https://www.leg.state.nv.us/App/NELIS/REL/82nd2023/Bill/98 86/Text
* This section contains information regarding federal and state tax incentives as of November, 2023




REE


Watch Q3 highlights video
ASSA ABLOY
R3E

Financial Outlook

We remain disciplined and focused on reducing our operating costs as we continue to progress with our production plan. Our third quarter U.S. generally accepted accounting principles (GAAP) net loss was $24.1 million, compared to $26.2 million in Q2 2023 and $33.5 million in Q3 2022, a decrease of 28% year-over-year in GAAP net loss, and a decrease of 8% compared to the previous quarter.
The year-over-year decrease was mainly driven by grants received from the UK government in Q3 2023, a decrease in share-based compensation expenses and operational efficiencies we implemented which decreased payroll and related expenses and other operational expenses. These decreases were partially offset by an increase in cost of sales attributed to material purchases for pilot vehicle builds and an increase in engineering development costs.

Our Non-GAAP net loss in the quarter was $20.1 million, compared to $22.0 million in Q2 2023 and $27.3 million in Q3 2022, a decrease of 26% year-over-year and a decrease of 9% compared to the previous quarter.

During the third quarter we sold approximately 2.28 million shares as part of our At-the-Market (ATM) program for gross proceeds of approximately $0.7 million and we secured a bank credit facility of $15 million.

We ended Q3 2023 with liquidity of $101 million comprised of $86 million cash, cash equivalents and short-term investments, and a $15 million credit facility.









On November 27, 2023, we entered into a securities purchase agreements with certain investors led by our largest institutional shareholder, London-based M&G Investment Ltd. The agreement includes convertible promissory notes of $8 million in the aggregate, and warrants to purchase up to an aggregate of 1,571,710 of our Class A ordinary shares.
The closing of the notes is expected to occur on or before December 11, 2023. The notes will have a term of five years, accrue interest at a rate of ten percent per annum and are convertible into our Class A Ordinary Shares, at a conversion price of $5.09 per share. We may not repay any portion of the outstanding principal amount of the notes (or any interest accrued thereon) prior to the maturity date. The conversion price of the notes is subject to customary adjustments, as well as contain certain anti-dilution protection in the event of certain issuances at a price less than the conversion price then in effect. The warrants will be immediately exercisable at an exercise price of $4.42 per ordinary share and will have a term of five years from the date of issuance.

Our business plan includes scaling up the production of the low hundreds of vehicles in the US by the end of 2024, upon completion of our tooling investment plan. As a result, we plan to produce a minimum number of demo vehicles from our UK facility that will allow us to collect customer feedback, before we begin mass production in the U.S. Our ability to successfully carry out the 2024 plan is primarily dependent upon completion of the tooling investment, securing availability of materials on time and securing additional funding of approximately $20 million as currently estimated, mainly for working capital purposes.





Use of Non-GAAP Financial Measures

The Company has disclosed financial measurements in this shareholders' letter that present financial information is considered to be non-GAAP financial measures. These measurements are not a substitute for GAAP measurements, although the Company's management uses these measurements as an aid in monitoring the Company's on-going financial performance. Non-GAAP research and development, non-GAAP selling, general and administrative expenses and non-GAAP operating expenses exclude the impact of stock-based compensation. Non-GAAP net loss and non-GAAP loss per share also exclude non-recurring or unusual items that are considered by management to be outside the Company's standard operations and certain non-cash items. Adjusted EBITDA is a non-GAAP financial measurement that is considered by management to be useful in comparing the profitability among companies by reflecting operating results of the Company excluding such items.

There are limitations associated with the use of non-GAAP financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. Thus, there can be no assurance whether (i) items excluded from the non-GAAP financial measures will occur in the future or (ii) there will be cash costs associated with items excluded from the non-GAAP financial measures. The Company compensates for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by providing the reconciliations for the non-GAAP financial measures to their most comparable GAAP financial measures. Investors should consider adjusted measures in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with GAAP.

REE AUTOMOTIVE LTD.
Condensed Consolidated Statements of Operations
U.S. dollars in thousands (except share and per share data) (Unaudited)

	Three Months Ended			Nine Months Ended	
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Revenues	210	943	—	1,153	—
Cost of sales	1,414	943	—	2,357	547
Gross loss	**(1,204)**	**—**	**—**	**(1,204)**	**(547)**
Operating expenses:					
Research and development expenses, net	15,864	19,337	20,879	54,075	59,802
Selling, general and administrative expenses	8,513	8,087	13,194	27,443	39,812
Total operating expenses	24,377	27,424	34,073	81,518	99,614
Operating loss	**(25,581)**	**(27,424)**	**(34,073)**	**(82,722)**	**(100,161)**
Income from warrants remeasurement	—	—	182	—	17,929
Financial income, net	1,450	1,076	893	3,587	3,738
Net loss before income tax	(24,131)	(26,348)	(32,998)	(79,135)	(78,494)
Income tax expense (income)	11	(137)	454	(160)	1,667
Net loss	**$(24,142)**	**$(26,211)**	**$(33,452)**	**$(78,975)**	**$(80,161)**
Net comprehensive loss	**$(24,142)**	**$(26,211)**	**$(33,452)**	**$(78,975)**	**$(80,161)**
Basic and diluted net loss per Class A ordinary share [(1)]	**$(2.39)**	**$(2.61)**	**$(3.41)**	**$(7.87)**	**$(8.23)**
Weighted average number of ordinary shares used in computing basic and diluted net loss per share [(1)]	10,117,735	10,031,625	9,806,379	10,037,432	9,735,299

1. On October 18, 2023, the Company effected a reverse share split of the Company's Class A ordinary shares and Class B ordinary shares at the ratio of 1-for-30, such that (i) each thirty (30) Class A ordinary shares, without par value, were consolidated into one (1) Class A ordinary share, without par value and (2) each thirty (30) Class B ordinary shares, without par value, were consolidated into one (1) Class B ordinary share, without par value. As a result, all Ordinary Class A shares, Ordinary Class B shares, options for Ordinary Class A Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented above as if the stock reverse split had been in effect as of the date of these periods. For more information see the Company's 6-K filed with SEC on October 16, 2023.

REE AUTOMOTIVE LTD.
Condensed Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$34,757	$56,762
Restricted cash	11	162
Short-term investments	51,360	96,857
Inventory	425	—
Other accounts receivable and prepaid expenses	15,494	11,894
Total current assets	102,047	165,675
NON-CURRENT ASSETS:		
Non-current restricted cash	2,998	3,001
Other accounts receivable	2,406	3,337
Operating lease right-of-use asset	23,100	26,061
Property and equipment, net	17,354	16,939
Total non-current assets	45,858	49,338
TOTAL ASSETS	**$147,905**	**$215,013**

LIABILITIES AND SHAREHOLDERS' EQUITY

	September 30, 2023	December 31, 2022
CURRENT LIABILITIES:		
Trade payables	$7,221	$6,172
Other accounts payable and accrued expenses	11,449	11,118
Operating lease liability	2,666	2,748
Total current liabilities	21,336	20,038
NON-CURRENT LIABILITIES:		
Deferred revenues	—	943
Operating lease liability	16,658	18,623
Total non-current liabilities	16,658	19,566
TOTAL LIABILITIES	**37,994**	**39,604**
SHAREHOLDERS' EQUITY:		
Ordinary shares	—	—
Additional paid-in capital	910,814	897,337
Accumulated deficit	(800,903)	(721,928)
Total shareholders' equity	**109,911**	**175,409**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$147,905**	**$215,013**

REE AUTOMOTIVE LTD.
Condensed Consolidated Statements of Cash Flow
U.S. dollars in thousands
(Unaudited)

	Nine Months Ended	
	September 30, 2023	September 30, 2022
Cash flows from operating activities:		
Net loss	$(78,975)	$(80,161)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,570	1,019
Amortization of operating lease right of use asset	2,688	2,159
Accretion income on short-term investments	(729)	(354)
Share-based compensation	12,890	21,172
Remeasurement of warrant liability	—	(17,929)
Transaction costs related to warrant exchange	—	2,789
Increase in accrued interest on short term investments	(426)	(371)
Increase in inventory	(425)	—
Increase in other accounts receivable and prepaid expenses	(2,669)	(4,779)
Increase in operating lease right-of-use assets and liability, net	(1,774)	(7,934)
Increase (decrease) in trade payables	2,185	(782)
Increase in other accounts payable and accrued expenses	281	345
Decrease in deferred revenue	(943)	—
Other	138	9
Net cash used in operating activities	**(66,189)**	**(84,817)**
Cash flows from investing activities:		
Purchase of property and equipment	(3,353)	(9,021)
Purchase of short-term investments	(66,864)	(128,026)
Proceeds from short-term investments	113,516	11,250
Net cash provided by (used in) investing activities	43,299	(125,797)
Cash flows from financing activities:		
Proceeds from issuance of ordinary shares, net	611	—
Proceeds from exercise of options	120	2,393
Exercise of warrants	—	1
Payments of transaction costs for warrant exchange	—	(49)
Net cash provided by financing activities	731	2,345
Decrease in cash, cash equivalents and restricted cash	(22,159)	(208,269)
Cash, cash equivalents and restricted cash at beginning of year	59,925	276,915
Cash, cash equivalents and restricted cash at end of period	**$ 37,766**	**$ 68,646**

Reconciliation of GAAP Financial Metrics to Non-GAAP
U.S. dollars in thousands (except share and per share data)
(Unaudited)

Reconciliation of Net Loss to Adjusted EBITDA

	Three Months Ended			Nine Months Ended	
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Net Loss on a GAAP Basis	$(24,142)	$(26,211)	$(33,452)	$(78,975)	$(80,161)
Financial income, net	(1,450)	(1,076)	(893)	(3,587)	(3,738)
Income tax expense (income)	11	(137)	454	(160)	1,667
Income from warrant valuation	—	—	(182)	—	(17,929)
Depreciation, amortization, and accretion	1,234	1,235	964	3,529	2,824
Share-based compensation	4,020	4,212	6,363	12,890	21,172
Adjusted EBITDA[(1)]	**$(20,327)**	**$(21,977)**	**$(26,746)**	**$(66,303)**	**$(76,165)**

[1.] Adjusted EBITDA excludes adjustments for financial income, net, income tax expense (income), depreciation, amortization and accretion, income from warrant valuation, and share-based compensation.

Reconciliation of GAAP cost of sales to Non-GAAP cost of sales; GAAP research and development expenses to Non-GAAP research and development expenses; GAAP selling, general, and administrative expenses to Non-GAAP selling, general, and administrative expenses; GAAP operating expenses to Non-GAAP operating expenses; GAAP net loss to Non-GAAP net loss, and presentation of Non-GAAP net loss per Share, basic and diluted:

	Three Months Ended			Nine Months Ended	
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
GAAP cost of sales	$1,414	$943	—	$2,357	$547
Share-based compensation	—	—	—	—	(72)
Non-GAAP cost of sales	1,414	943	—	2,357	475
GAAP research and development expenses	15,864	19,337	20,879	54,075	59,802
Share-based compensation	(2,061)	(2,250)	(3,664)	(6,862)	(10,261)
Non-GAAP research and development expenses	13,803	17,087	17,215	47,213	49,541
GAAP selling, general, and administrative expenses	8,513	8,087	13,194	27,443	39,812
Share-based compensation	(1,959)	(1,962)	(2,699)	(6,028)	(10,839)
Non-GAAP selling, general, and administrative expenses	6,554	6,125	10,495	21,415	28,973
GAAP operating expenses	24,377	27,424	34,073	81,518	99,614
Share-based compensation	(4,020)	(4,212)	(6,363)	(12,890)	(21,100)
Non-GAAP operating expenses	20,357	23,212	27,710	68,628	78,514
GAAP net loss	(24,142)	(26,211)	(33,452)	(78,975)	(80,161)
Income from warrant valuation	—	—	(182)	—	(17,929)
Share-based compensation	4,020	4,212	6,363	12,890	21,172
Non-GAAP net loss	$(20,122)	$(21,999)	$(27,271)	$(66,085)	$(76,918)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share [(1)]	10,117,735	10,031,625	9,806,379	10,037,432	9,735,299
Non-GAAP basic and diluted net loss per Class A ordinary share [(1)]	$(1.99)	$(2.19)	$(2.78)	$(6.58)	$(7.90)

[1] On October 18, 2023, the Company effected a reverse share split of the Company's Class A ordinary shares and Class B ordinary shares at the ratio of 1-for-30, such that (i) each thirty (30) Class A ordinary shares, without par value, were consolidated into one (1) Class A ordinary share, without par value and (2) each thirty (30) Class B ordinary shares, without par value, were consolidated into one (1) Class B ordinary share, without par value. As a result, all Ordinary Class A shares, Ordinary Class B shares, options for Ordinary Class A Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented above as if the stock reverse split had been in effect as of the date of these periods. For more information see the Company's 6-K filed with SEC on October 16, 2023.

About REE Automotive

REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build electric vehicles of various shapes and sizes on their modular platforms. With complete design freedom, vehicles “Powered by REE” are equipped with the revolutionary REEcorner™, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. With proprietary by-wire technology for drive, steer and brake control that eliminate the need for mechanical connections, all four identical REEcorners™ enable REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward looking statements when it discusses the expected timing of first customer deliveries, that it expects it production tooling to be operational by the end of 2024 with the aim of enabling it to reach build of materials breakeven on the first scale production batch with EBITDA breakeven a year after that, the belief that the strong, growing demand for its product is driven by its innovative technology, product offering and maturity, combined with different state and federal incentives around electrification, and increased availability of charging infrastructure, the expectation regarding the receipt of certifications by government agencies, that it believes that by the end of 2024, its contract manufacturer will allow it to scale production at a rate of 4-6 trucks per day and that it believes its deliberate and responsible production approach will allow it to reach BoM parity from the first scale production batch followed later by EBITDA breakeven in the low- to mid-thousands of vehicles without additional major capex investment. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; the ongoing military conflict in Israel; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 and in subsequent filings with the SEC.

